EXHIBIT 99.2

KPMG LLP PO Box 10426 777 Dunsmuir Street Vancouver BC V7Y 1K3 Canada Telephone (604) 691-3000 Fax (604) 691-3031

TO:

British Columbia Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

The Manitoba Securities Commission

Ontario Securities Commission

Autorité des marchés financiers

Nova Scotia Securities Commission

Financial and Consumer Services Commission (New Brunswick)

Office of the Superintendent of Securities (Prince Edward Island)

Office of the Superintendent of Securities Service Newfoundland and Labrador

RE:	Mogo Inc. (the “Corporation”) – Change of Auditor Notice dated September 16, 2019

September 16, 2019

Dear Sirs/Mesdames:

Pursuant to National Instrument 51-102 – Continuous Disclosure Obligations, we have read the above-noted Change of Auditor Notice and are in agreement with the statements contained in such Notice except that we have no basis to agree or disagree with the Corporation’s statement that there have been no reportable events involving the Corporation and the predecessor auditor.

Yours sincerely

Chartered Professional Accountants

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.